NEWS RELEASE

Alderon Intersects 29% Iron Over 608 Meters

February 8th, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to announce the final set of assay results from the completed 2010 drill program on the 100% owned Kamistiatusset (“Kami”) Iron Ore Project in western Labrador.  Results have been received for the Central Rose Zone, which will be included in the upcoming resource estimate, as well as the North Rose Zone, which will be the focus of the recently commenced winter drill program.

Highlights from Central Rose drilling:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-69	68.5	676.3	607.8	28.9
including	435.0	525.0	90.0	34.1

K-10-70	80.3	185.1	104.8	28.4

K-10-76	183.0	357.0	174.0	31.3

K-10-84	261.0	696.0	435.0	28.8

* Please note that the holes were not drilled in sequence.

Highlights from North Rose drilling:

Drill Hole	From (meters)	To (meters)	Length (meters)	Total Iron %
K-10-70	585.0	788.6	203.6	28.5

K-10-74	39.0	201.0	162.0	33.2

K-10-78	29.8	185.0	155.2	32.3

“Our 25,000 meter drill program in 2010 was hugely successful,” says Matt Simpson, Chief Operating Officer of Alderon.  “Not only did we have great continuity in terms of grade and thickness at the Rose Central and Mills Zones, but we were able to outline an extension of Rose Central, called Rose North.  In addition to the upcoming publication of our resource estimates, we plan to complete another major milestone mid this year with the completion of a scoping study; it is exciting to see this project really coming together.”

Holes K-10-69, K-10-76 and K-10-84 were drilled within the known mineralized envelope of the Central Rose Zone and will be used for the upcoming National Instrument 43-101 (“NI 43-101”) resource estimate.  Holes K-10-74 and K-10-78 intersected mineralization at the North Rose Zone, which is the folded extension of Central Rose and is the focus of the recently commenced drill program.

Drill hole K-10-70 commenced on Central Rose and intersected mineralization in both the Central Rose and North Rose Zones.  The hole was drilled to a depth of approximately 450 metres below surface and intersected 92% of the known stratigraphy of the North Rose Zone.

An initial NI 43-101 resource estimate is expected in early March 2011.  The goal for the initial resource is to delineate 400 to 500 million tonnes at a grade between 28-32% iron ore.  An updated NI 43-101 resource estimate is expected in June 2011 and will include the winter drilling at North Rose.  The goal for the updated resource is to delineate a total of 600 to 800 million tonnes at a grade between 28-32% iron ore.  Watts, Griffis and McOuat Limited (“WGM”) has been commissioned to provide this resource estimate and has already completed the required site visits and sampling program.  The potential tonnage and grade discussed above are conceptual in nature, there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will delineate a mineral resource.

Complete assay highlights with drill plan maps and sections are posted on the Alderon website at: http://www.alderonmining.com/projects/kami/

True widths of the reported intercepts above vary depending on the angle of the individual drill holes and are estimated to be between 60% and 98% of the core interval as reported.  All samples were prepared from sawn NQ-sized half-core sections on site in Labrador.  Split drill core samples are then sent to SGS Mineral Services in Lakefield, Ontario for analyses.  Total iron analysis is performed using X-ray fluorescence and the magnetic component is determined by Satmagan magnetic analysis. Standards, blanks, and duplicate assays are included at regular intervals in each sample batch submitted from the field as part of an ongoing Quality Assurance/Quality Control program.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada.  The 100% owned Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

Alderon’s exploration work on the Kami Property is supervised by Edward Lyons, P.Geo., the Chief Geologist for Alderon and a Qualified Person as defined by NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonmining.com

ALDERON RESOURCE CORP.

On behalf of the Board

“Mark J Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

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